UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Grubb & Ellis Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

40009 52 0

(CUSIP Number)

Anthony W. Thompson

Thompson National Properties, LLC

1901 Main Street, Suite 108

Irvine, CA 92614

(949) 833-8252

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40009 52 0

1.	Names of Reporting Persons Anthony W. Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,608,936

	8.	Shared Voting Power 4,591,772

	9.	Sole Dispositive Power 4,608,936

	10.	Shared Dispositive Power 4,591,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,200,708*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

* Mr. Thompson may be deemed to be the beneficial owner of 9,200,708 shares.  These shares are held as follows: (i) 2,699,730 shares are held of record by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to such shares; (ii) 701,875 shares are held by AWT Family L.P., of which Mr. Thompson and his spouse, Sharon Thompson, are the sole limited partners (the corporate general partner of AWT Family L.P. is controlled by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity); (iii) 679,331 shares are held by NNN Cunningham Stafford, LLC, of which Mr. Thompson is the sole member and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity; (iv) 4,591,772 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares; and (v) 528,000 shares the rights to which are held as further described under Item 6 of this report.

CUSIP No. 40009 52 0

1.	Names of Reporting Persons Sharon Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,591,772

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,591,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,647*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

* Sharon Thompson may be deemed to be the beneficial owner of 5,293,647 shares.  These shares are held as follows: (i) 701,875 shares are held by AWT Family L.P., of which Mrs. Thompson and her spouse, Mr. Thompson, are the sole limited partners (the corporate general partner of AWT Family L.P. is controlled by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity), although Mrs. Thompson expressly disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein; and (ii) 4,591,772 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares.

This Amendment No. 5 (this “Amendment”) relates to the Schedule 13D filed by Anthony W. Thompson with the Securities and Exchange Commission on December 17, 2007, as amended by Amendment No. 1 filed on June 26, 2008, Amendment No. 2 filed on October 27, 2008, Amendment No. 3 filed on November 4, 2008 and Amendment No. 4 filed on November 19, 2008 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Grubb & Ellis Company (the “Company”).   This Amendment is being filed on behalf of Anthony W. Thompson and Sharon Thompson (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

November 21, 2008 Stockholder Communication

On or about November 21, 2008, Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz (the “Participants”) (i) made arrangements to mail a letter, dated November 21 2008 (a copy of which letter is attached hereto as Exhibit 99.13, the “Stockholder Communication”), to certain stockholders of the Company and (ii) issued a press release containing the text of the Stockholder Communication (a copy of which is attached hereto as Exhibit 99.14, the “Press Release”).  As a result of the mailing of the Stockholder Communication and the issuance of the Press Release, the Participants may engage in discussions with the Company’s stockholders, management or Board concerning the matters described in the Stockholder Communication, the Press Release or other matters.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.12	Joint Filing Agreement, dated as of November 21, 2008, by and between Anthony W. Thompson and Sharon Thompson

Exhibit 99.13	Stockholder Communication, dated November 21, 2008

Exhibit 99.14	Press Release, dated November 21, 2008

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony W. Thompson
Anthony W. Thompson

Date: November 21, 2008

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sharon Thompson
Sharon Thompson

Date: November 21, 2008